July 30, 2010

Mr. Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Landry’s Restaurants, Inc.
Amendment No. 1 to Schedule 13E-3 by Landry’s Restaurants, Inc., Fertitta Group, Inc.,
Fertitta Merger Co., and Tilman J. Fertitta
File No. 005-42475
Filed July 2, 2010

Amended Preliminary Proxy Statement on Schedule 14A
Filed July 2, 2010
File No. 001-15531

Dear Mr. Webb:

On behalf of Landry’s Restaurants, Inc. (the “Company”), we hereby submit Amendment No. 2 to the Company’s
Schedule 13E-3 (the “Amended Schedule 13E-3”), Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy”) as well as the following responses to your letter dated July 22, 2010 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Preliminary Proxy Statement.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request that the Staff provide any further comments at its earliest convenience.

Schedule 14A

Proxy cover letter, page i

1.	Please revise the first paragraph on page ii to name the defendants who are excluded from the “majority of the minority” class.

Response:     We have complied with this comment, see page ii of the cover letter and page i of the Revised Proxy.

Mr. Max A. Webb

July 30, 2010

Parties to the Merger, page 1

2.	We note that you state that Mr. Fertitta owns 54.8% and a total of 8,894,155 shares of common stock, but the amended Schedule 13D filed on June 22, 2010 states that Mr. Fertitta owns 56.9% or 9,694,155 shares. Please consistently disclose the total number and percentage of shares beneficially owned by Mr. Fertitta. In this regard, please revise to include the 800,000 options that are immediately exercisable or will become exercisable within 60 days. Refer to Rule 13d-3(d). In addition, please state the total number of options that he owns.

Response:    We have complied with this comment, see page ii of the cover letter and pages i, 1, 4, 15-16, 82, 127-128 and 169 of the Revised Proxy.

Interests of Certain Persons in the Merger, page 3

3.	Please revise to include all of the benefits to be received by Mr. Fertitta, including accelerated vesting and cash payments. We note that he will receive $63 million under his employment agreement.

Response:     We have complied with this comment, see page 3 of the Revised Proxy.

Requisite Stockholder Vote, page 3

4.	We note that the approval of a majority of the outstanding shares of common stock not owned by Parent, Merger Sub, Mr. Fertitta and any of the other defendants names in the lawsuit and voted at the special meeting is required. Please state that the shares owned by the Pershing Square Group will be counted towards this majority of the minority requirement.

Response:     We have complied with this comment, see page ii of the cover letter and pages ii, 5, 17, 107 and 129 of the Revised Proxy.

Background of the Merger, page 21

5.	Please note that each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please see In the Matter of Meyers Parking System, Inc., Release
No. 34-26069 (September 12, 1988), and the Charles L. Ephraim no-action letter dated September 30, 1987. This requirement applies to both preliminary and final reports. In addition, please file all relevant written materials as exhibits to the Schedule 13E-3. In this regard, we note that the Cowen and Snyder reports and presentations are not included in the exhibit index to the Schedule 13E-3.

Mr. Max A. Webb

July 30, 2010

Response:     We have complied with this comment, see Exhibits (c)(5)-(c)(14) of the Amended Schedule 13E-3.

6.	We note your response to comment seven in our letter dated December 29, 2009; however, we reissue our comment. Please note that Items 1007(b) and Item 1015 of Regulation M-A require you to disclose the material terms of the debt financing commitment, not the SEC. Please revise.

Response:     We have complied with this comment, see page 61 of the Revised Proxy.

7.	We note your response to our prior comment 9 and reissue. Please note that conclusory statements of the reasons for rejecting alternatives to the proposed transaction are not sufficient.

Response:      We have complied with this comment, see page 69 of the Revised Proxy.

Recommendation of the Special Committee and Board of Directors, page 75

8.	We reissue prior comment 12. The revised disclosure on pages 76 and 98 defining the term “unaffiliated stockholders” as stockholders other than the “Excluded Persons” does not appear to exclude officers and directors of the Company. Please note the staff considers officers and directors of the Company as affiliates when considering whether such references are sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please revise the disclosure here and throughout the filing to comply with the disclosure obligations set forth in Item 1014(a) or advise why the current definition of unaffiliated stockholders already excludes such persons.

Response:      As discussed with the Staff, we have revised the section of the proxy statement titled “Recommendation of the

Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement” to state that the special committee noted that, by its terms, the Moelis opinion addressed the fairness, from a financial point of view of the per share merger consideration to certain affiliates of the Company who may not necessarily be considered affiliates of Mr. Fertitta, Parent or Merger Sub and that this did not affect the special committee’s determination that the transaction was fair to the Company’s unaffiliated stockholders.

Comparable Public Trading Multiples Analysis, page 90

9.	We note your response to our prior comment 15. Please revise to disclose the substance of your response in the first two paragraphs of this section.

Response:      We have complied with this comment, see page 93 of the Revised Proxy.

Effects of the Merger, page 99

10.	We note your response to our prior comment 24. Please explain briefly how Mr. Fertitta may be limited in his ability to take advantage of net operating loss carryforwards.

Response:      We have complied with this comment, see page 104 of the Revised Proxy.

Mr. Max A. Webb

July 30, 2010

Illustrative Leveraged Buyout Analysis, page 97

11.	Please revise to quantify the fees paid to Moelis during the past two years and please estimate the total fees to be paid to Moelis under each of the following scenarios: (1) the transaction with Mr. Fertitta is consummated; (2) the transaction is consummated with an acquirer other than Mr. Fertitta; (3) the transaction is consummated involving a substantial sale; and (4) the transaction fails to close and the company receives a termination fee.

Response:     We have complied with this comment, see page 101 of the Revised Proxy.

12.	In an appropriate location, please revise to quantify the fees paid to Cowen. Refer to Item 1015(b)(4) of Regulation M-A.

Response:     We have complied with this comment, see page 62 of the Revised Proxy.

Litigation Related to the Merger, page 117

13.	We note your response to prior comment 26 and reissue as we have not received the supplemental materials.

Response:     We have complied with this comment by supplementally providing you with copies of these complaints.

Solicitation of Proxies and Expenses, page 126

14.	We note your response to prior comment 27 and reissue. Please refer to the definition of participant in Instruction 3 to Item 4 of Schedule 14A.

Response:     We have complied with this comment, see page 130 of the Revised Proxy.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ Arthur S. Berner
Arthur S. Berner

cc:	Tilman J. Fertitta
Steven L. Scheinthal
William B. Nelson